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Filed By: NTS-Properties VI
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934 Commission File No. 333-112467

Subject Companies: NTS-Properties III, NTS-Properties IV,
NTS-Properties V; NTS Properties VI and NTS-Properties VII
Commission File Nos.: 0-11176, 0-11655, 0-13400, 0-14695; 0-17589

The following press release was issued on December 17, 2004 by NTS Realty Holdings Limited Partnership.

NTS Realty Holdings Limited Partnership Announces Approval of American Stock Exchange Listing Application, Estimated Distribution and Additional Refinancing

        Louisville, KY (December 17, 2004)—NTS Realty Holdings Limited Partnership (the "Company") announced today that the American Stock Exchange (the "AMEX") has approved the Company's application to list its partnership units (the "Units") under the trading symbol "NLP." The Units will be issued if the Company's proposed merger with NTS-Properties III, NTS-Properties IV, NTS-Properties V, a Maryland Limited Partnership, NTS-Properties VI, a Maryland Limited Partnership, and NTS-Properties VII, Ltd. (the "Existing Partnerships"), and other related transactions are approved. The AMEX approval is subject to the Company's continuing compliance with all of the AMEX's applicable listing standards.

        The consent period for approving the merger ends on December 27, 2004. If the merger is approved, the Company will issue a press release announcing, among other things, the final net asset value for each Existing Partnership and the number of Units to be issued for interests in each Existing Partnership. The Company explained that if the merger is approved, the Units will be able to be traded beginning on or about December 29, 2004, on a "when-issued" basis. A spokesperson for the Company explained that "when-issued" means that the Units can be traded prior to the time that holders of interests in the Existing Partnerships have properly completed a letter of transmittal and exchanged their interests for Units. Nevertheless, even though "when-issued" trading may develop, the limited partner selling Units will not be paid for the Units until the limited partner exchanges his or her interests in the Existing Partnerships for Units. Any purchaser of Units on a "when-issued" basis assumes the risk that securities will not be issued or delivered as anticipated. Further, if a purchaser fails to pay for "when-issued" securities at the time of delivery, the seller may not be paid for the Units sold on a "when-issued" basis. Thus, there is no assurance that a "when-issued" market will develop. Once an existing limited partner has exchanged his or her interests for Units, the person will be able to sell the Units by directly delivering the Units without the risk of payment.

        The Company explained that on or before the effective time of the merger it will deposit, for the benefit of the limited partners of the Existing Partnerships, all of the Units to be issued in the merger to a bank or trust company (the "Exchange Fund Company"). Shortly after the effective time of the merger, the Company or its agent will send to each holder of partnership interests a notice and letter of transmittal advising the holder of the effectiveness of the merger and the procedures for exchanging partnership interests for Units. All holders of partnership interests, whether presently held in certificate or book-entry form, will be required to properly complete and return a letter of transmittal to the exchange agent in accordance with the instructions contained therein to receive Units. Exchanges typically will be completed within five business days following receipt by the exchange agent of a properly completed and duly executed letter of transmittal. Under no circumstances will partnership interests be exchanged for Units prior to the effective time of the merger. Failure to properly complete the letter of transmittal may increase the time necessary to process the exchange. Limited partners of NTS-Properties V and NTS-Properties VI who have dissented or intend to dissent should not, however, follow these procedures.

Estimated Distribution

        The Company also announced that it estimates paying a distribution of approximately $0.50 per Unit during the first twelve months following the merger. A spokesperson for the Company indicated that, "the distribution likely will be paid quarterly, beginning sometime after the end of the first quarter of 2005. For tax purposes, the annual distributions may not exceed the Company's net cash flow from operations calculated for tax purposes. Thus, the amount of any quarterly distribution may be adjusted to ensure continued compliance with these tax law requirements. The actual amount and timing of each distribution must be approved by the board of directors of the Company's managing general partner. The amount of any future distributions will, of course, be subject to property performance, potential acquisitions, the need for cash reserves and other factors."

Refinancing

        The Company also provided an update on its refinancing efforts. A Company spokesperson indicated that the Company "has amended its letter of intent with The Northwestern Mutual Life Insurance Company and will be able to borrow $75.0 million, instead of $72.0 million." The Northwestern Mutual refinancing would, among other things, lower the average interest rate on the refinanced debt from approximately 6.8% to approximately 6.0% and change the amortization schedule to thirty years from ten to fifteen years. The Company announced that it has also entered into a commitment letter with U.S. Bank to refinance an additional $9.2 million of indebtedness that will be assumed in the merger. This refinancing would provide the Company with additional proceeds of $14.0 million and would lower the average interest rate on the outstanding U.S. Bank debt being refinanced from approximately 6.9% to a rate equal to the LIBOR rate plus 2.5%, which would equate to a current rate of 4.91%. Messrs. Nichols and Lavin have agreed to guarantee the payment of the $14.0 million of new borrowings from U.S. Bank.

        The Company explained that it also expects to enter into a $25.0 million unsecured revolving loan agreement with PNC Bank. This agreement would also be completed at the closing of the merger. The Company, according to its spokesperson, would immediately draw approximately $15.0 million on this loan. Draws on the loan would bear interest at a rate equal to the LIBOR rate plus 1.75%, which would equate to a current rate of 4.16%. The revolving loan will mature and all amounts drawn thereunder will be due by June 28, 2005. The Company intends to refinance any amounts drawn on the loan with longer-term debt in the first quarter of 2005.

        The Company intends to use the funds to be provided by these refinancings and draws on the loan from PNC Bank to: (1) refinance approximately $70.0 million of the Company's outstanding debt, including prepayment penalties; (2) pay off approximately $24.9 million of the outstanding debt, including prepayment penalties; (3) reimburse NTS Development Company for approximately $1.9 million of management fees and expenses that it previously deferred; (4) fund budgeted capital expenditures for 2005 of approximately $3.7 million; and (5) pay fees and expenses accrued and assumed in the merger totaling approximately $1.8 million. Any remaining funds will be used for working capital purposes.

Transfer Agent

        The Company also announced that it has engaged Registrar and Transfer Company ("R&T") to act as its registrar and transfer agent for the Units. The Company's former transfer agent, Gemisys Corporation, will continue to tabulate the vote of the limited partners with respect to the merger and the amendment of the partnership agreements for NTS-Properties III and NTS-Properties IV. Gemisys also will prepare and distribute to the limited partners all K-1 forms for 2004. Limited partners should continue to direct any questions about the merger to Gemisys at (800) 247-3863.

Where You Can Find More Information

        In connection with the merger, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and partnership interest holders are urged to read the registration statement because it contains important information about the merger. Investors and partnership interest holders may obtain a free copy of the registration statement at the Securities and Exchange Commission's website at http://www.sec.gov. The Company also will provide free copies of the registration statement pursuant to written requests directed to Gemisys Corporation, 7103 South Revere Parkway, Centennial, CO 80112, Telephone (800) 247-3863, Attention: Investor Services Department.

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

        This press release contains forward looking statements that can be identified by the use of words like "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement referenced above.

        If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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NTS Realty Holdings Limited Partnership Announces Approval of American Stock Exchange Listing Application, Estimated Distribution and Additional Refinancing